Filed pursuant to 424(b)(3)

Registration No. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 3 DATED OCTOBER 7, 2010

TO THE PROSPECTUS DATED JUNE 16, 2010

This Supplement No. 3 supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated June 16, 2010, Supplement No. 1 dated August 16, 2010 and Supplement No. 2 dated September 13, 2010. Unless otherwise defined in this Supplement No. 3, capitalized terms used have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offering; and

•	our acquisition of a multifamily complex in Houston, Texas.

Status of Offering

We commenced the initial public offering of shares of our common stock on June 16, 2010. On September 13, 2010, we broke escrow with respect to subscriptions received from all states where we are conducting this offering except New York, which has a minimum offering amount of $2.5 million, and Pennsylvania, which has a minimum offering amount of $25 million. As of October 6, 2010, we had accepted aggregate gross offering proceeds of $3,775,660 related to the sale of 378,568 shares of stock, all of which were sold in the primary offering. Accordingly, we have met the minimum offering amount required for us to accept subscriptions from New York investors.

Except with respect to subscriptions from Pennsylvania, subscribers should make their checks payable to “Resource Real Estate Opportunity REIT, Inc.” Until we have raised the minimum offering amount for Pennsylvania from persons not affiliated with us or our advisor, Pennsylvania investors should continue to make their checks payable to “TD Bank, N.A. as Escrow Agent for Resource Real Estate Opportunity REIT, Inc.”

Westhollow Foreclosure

As previously disclosed in Item 2.01 of our Form 8-K filed with the Securities and Exchange Commission on September 10, 2010, on September 3, 2010, RRE Westhollow Holdings, LLC, our indirectly wholly owned subsidiary, purchased, at a discount, a non-performing promissory note (the “Note”) secured by a first priority Deed of Trust and Security Agreement on a multifamily community known as Westhollow Apartments (“Westhollow”). The contract purchase price for the Note was $7.8 million, excluding closing costs, and was funded from the proceeds of our completed private offering.

At the time of our acquisition of the Note, the borrower was in default. Upon acquiring the Note, we contacted the borrower but were unsuccessful in any attempt to restructure the loan or negotiate a discounted payoff of the Note and therefore, scheduled a Trustee’s Sale of the collateral, a 404-unit multifamily residential community located in Houston, Texas. On October 5, 2010, we were the successful bidder at the Trustee’s Sale of the property and title to Westhollow was transferred to us.

Westhollow was completed in 1980, encompasses approximately 362,000 rentable square feet and features amenities including a fitness center, pool, club room, and tennis and sports courts.

Building Features & Specifications

Property Address:	2503 Panagard Drive

Market Location:	Houston, TX

Year Completed:	1980

Units:	404

Net Rentable Area:	362,342 SF

Site Area:	16.88 acres

Parking:	638 parking spaces throughout the site

Foundation:	Concrete slab-on-grade

Frame:	Wood

Exterior Walls:	Vinyl, Hardi-Plank and Cedar siding

Roof:	Gable-framed roofs with composition shingles over the roof deck

Elevators:	None

HVAC:	Split direction expansion systems with pad mounted condenser units

Site Improvements:	Mature trees, shrubbery, grassy areas

Appliances/Personal Property:	Apartment appliances consist of an oven/range, refrigerator, dishwasher, disposal and washer-dryer connections

Amenities:	On-site management and leasing office, clubhouse, outdoor pool and spa, tennis court and sport court

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